Exhibit 99.2

SUN LIFE FINANCIAL ANNOUNCES AUTHORIZATION
OF SHARE REPURCHASE PROGRAM

(TORONTO, February 12, 2003) - Sun Life Financial Services of Canada Inc. (NYSE, TSX: “SLF”) announced today that the Company’s Board of Directors has authorized the purchase of up to 30,917,085 common shares, representing approximately five per cent of the 618,367,009 currently outstanding common shares under a normal course issuer bid pursuant to the rules of the Toronto Stock Exchange.

“Our continued strong earnings and a corresponding growth in our equity base has put us in a position to return capital to shareholders through this share repurchase plan,” said Donald A. Stewart, Chairman and Chief Executive Officer, Sun Life Financial.

The normal course issuer bid will commence February 14, 2003 and continue until January 5, 2004, or such earlier date as Sun Life Financial may complete its purchases. The purchases will be made through the facilities of the Toronto Stock Exchange. The prices that Sun Life Financial will pay for any common shares will be the market price of the common shares at the time of acquisition. Sun Life Financial will make no purchases of common shares other than open-market purchases. Any common shares acquired by Sun Life Financial will be cancelled.

From time to time, the market prices of the common shares may not fully reflect the value of Sun Life Financial’s business and its future business prospects. As a result, the Company believes that the purchase of its common shares may represent an appropriate and desirable use of its available funds.

Sun Life Financial has not purchased any common shares during the past 12 months.

In a related action, the Board of Directors today also approved a three cent, or 21 per cent, increase to the quarterly shareholder dividend on common shares, payable on March 31, 2003 to shareholders of record on February 26, 2003.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2002, the Sun Life Financial group of companies has total assets under management of CDN $360.6 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol “SLF”.

Media contact:	Investor Relations contact:
John Vincic	Thomas Rice
(416) 979-6070	(416) 204-8163